FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6k dated December 24, 2003 along with the Press Release.
2.	A copy of the letter addressed to Vadodara Stock Exchange Limited.
3.	Form ‘A’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: December 24, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

ICICI Bank Ltd. ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

News Release	December 24, 2003

Temasek Holdings acquires 5.2% stake in ICICI Bank

Temasek Holdings (Pte) Limited, a Singapore-based investment holding company, has as of December 22, 2003 acquired 5.2% of the paid-up equity capital of ICICI Bank Limited (NYSE: IBN) in the secondary markets through its affiliate Allamanda Investments Pte Limited (a foreign institutional investor registered with the Securities & Exchange Board of India). The acquisition of over 5% of the Bank’s equity capital has been approved by the Bank’s Board of Directors and Reserve Bank of India, as required by Reserve Bank of India regulations.

About ICICI Bank

ICICI Bank, India’s second-largest bank, provides a wide range of financial services to retail and corporate customers. ICICI Bank has a multi-channel access network including over 450 branches and 1,700 ATMs, call centers and the Internet (www.icicibank.com). ICICI Bank earned a profit after tax of Rs. 742 crore (US$ 163 million) for the six months ended September 30, 2003 and had total assets of Rs. 112,024 crore (US$ 24.6 billion) at that date.

About Temasek Holdings

Temasek Holdings is an investment holding company based in Singapore. Its sole shareholder is the Ministry of Finance, Singapore. Established in 1974, it holds and manages investments in companies which are involved in a wide range of business activities, from ports, shipping and logistics, to banking and financial services, airlines, telecoms and media, power and utilities, and rail. Many of these are leading comapnies in Singapore, including Singapore Airlines, Singapore Telecom, Singapore Technologies, Neptune Orient Lines-APL, PSA Corporation, DBS Bank and Singapore Power. The listed companies in the Temasek Group represent approximately 21% of the market capitalisation of the Singapore Exchange. For more information, please visit www.temasekholdings.com.sg.

For further press queries please call contact Madhvendra Das at 91-22-2653 8252 or email: madhvendra.das@icicibank.com

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com

Nilesh Trivedi
Assistant Company Secretary

December 24, 2003

Mr. Diahant Sagwarta
Officiating Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005

Dear Sir

Intimation about acquisition of shareholding in excess of 5% in ICICI Bank

I write with reference to Clause 7 of the SEBI (Substantial Acquisition of shares & Takeovers) Regulations, 1997 and Clause 13 of the SEBI (Prohibition of Insider Trading) Regulations, 1992 and enclose herewith the following intimations received from Allamanda Investments Pte Limited for acquiring more than 5% of the share capital of the Bank:

1.	Form A - SEBI (Prohibition of Insider Trading) Regulations: Clause 13(1); and
2.	Disclosure under SEBI (Substantial Acquisition of shares & Takeovers) Regulations, 1997: Clause 7(1)

A copy of the Press Release dated today is also attached.

Please take the above disclosures on record.

With regards,

Yours faithfully,	CERTIFIED TRUE COPY

/s/ Nilesh Trivedi	/s/ Nilesh Trivedi
Nilesh Trivedi	Nilesh Trivedi
Assistant Company Secretary
Encl	ICICI Bank Limited

ALLAMANDA INVESTMENTS PTE LTD
5th Floor, Anglo Mauritius House, Intendance Street, Port Louis, Mauritius
Tel: (230) 202 4747 Fax: (23) 202 4760

Our ref:

Your ref:

Date: 24 December 2003

Mrs Kalpana Morparia
Executive Director, ICICI Bank
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
India
[Via Facsimile: +91 (22) 2653 1220]

Dear Mrs Morparia,

NOTIFICATION OF SHAREHOLDING

        We wish to inform you that on 22 Dec 03, Allamanda Investments Private Limited has acquired a shareholding of more than 5% of ICICI Bank. In this regard, we enclose the following for your reference and necessary filing:-

i)	Form A - SEBI Insider Trading Regulation 13(1); and
ii)	SEBI Notification - SEBI Takeover Regulation 7(1).

2 Plesae do not hesitate to contact Ms Lim Ming Pey on +65 6828 6676 or email her at mingpey@temasek.com.sg if you should require anything further.

3 Thank you.

Yours sincerely,	CERTIFIED TRUE COPY

/s/ Tow Heng Tan	/s/ Nilesh Trivedi
Mr Tow Heng Tan	Nilesh Trivedi
Director	Assistant Company Secretary
DID: +65 6828 6633	ICICI Bank Limited
Fax: +65 6828 6133
Email: httow@temasek.com.sg

FORM A

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (Regulation 13(1) and (6)
Regulation 13(1) – Details of acquisition of 5% or more shares in a listed company

Name & address of shareholder with telephone number	Shareholding prior to acquisition	No. and percentage of shares/voting rights acquired	Date of receipt of allotment/advice. Date of acquisition (specify)	Date of intimation to Company
Allamanda Investments Private Limited 5th Floor Anglo-Mauritius House 4 Intendance St Port Louis, Mauritius Tel: 230 202 4747	26,620,637 shares (4.33%)	5,326,365 (0.87%) Voting rights acq’d - 0.67%	Date of Acquisition: 22 Dec 2003 (Mon)	24 Dec 2003 (Wed)

Mode of acquisition (market purchase/ public/rights/ preferential offer etc.	Shareholding subsequent to acquisition	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value
Market Purchases	31,947,002 shares (5.19%)	ICICI Securities Ltd [INB: 010773035] Citigroup Global Markets India Pvt Ltd [INB: 011141331]	BSE BSE	2,375,000 2,951,365 5,326,365	INR 1,502,034,930

DISCLOSURE OF DETAILS OF ACQUISITION TO TARGET COMPANY AND STOCK EXCHANGES
WHERE THE SHARES OF THE TARGET COMPANY ARE LISTED, IN TERMS OF REGULATION 7(1)

Name of the Target Company	ICICI Bank Limited
Name of the acquirer and PAC with the acquirer	Allamanda Investments Pte Ltd
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target Company
(a) Shares/Voting rights (VR) before acquisition under consideration	26,620,637	4.33%
(b) Shares/VR acquired	5,326,365	0.87%
(c) Shares/VR after acquisition	31,947,002	5.19%
Mode of acquisition (e.g. open market/public issue/rights issue/preferential allotment/inter se transfer etc.)	Open Market Purchases
Date of acquisition of shares/VR or date of receipt of intimation of allotment of shares, whichever is applicable	Date of Acquisition: 22 Dec 2003 (Mon)
Paid up capital/total voting capital of the target company before the said acquisition	615,028,193	100%
Paid up capital/total voting capital of the target company after the said acquisition	615,028,193	100%